EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement Re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss)	$1,140	$(716)	$41,027	$31,896
Debenture interest less taxes	47	61	94	123

Net income (loss) - diluted	$1,187	$(655)	$41,121	$32,019

Average common shares outstanding - basic	27,555	27,257	27,567	26,615
Stock options	66	45	61	52
Convertible debentures	213	280	213	280

Average common shares outstanding - diluted	27,834	27,582	27,841	26,947

Earnings (loss) per share of common stock - basic	$0.04	$(0.03)	$1.49	$1.20

Earnings (loss) per share of common stock - diluted	$0.04	$(0.03)	$1.48	$1.19

No shares were excluded from the calculation of diluted earnings per share for the three- and six-month periods ended June 30, 2005. For the three- and six-month periods ended June 30, 2004, 184,800 shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive.